EXHIBIT 99.2

PRESS RELEASE

Magna Announces Senior Notes Offerings

AURORA, Ontario, March 07, 2023 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it has entered into underwriting agreements in respect of the offering of two series of U.S. dollar denominated senior notes (“U.S. dollar senior notes”) and one series of Euro denominated senior notes (“Euro senior notes”), as follows:

	Principal Amount	Maturity	Annual Interest Rate
U.S. Dollar Senior Notes
Series 1 U.S. dollar	$300,000,000	March 21, 2026	5.980%
Series 2 U.S. dollar	$500,000,000	March 21, 2033	5.500%

Euro Senior Notes	€550,000,000	March 17, 2032	4.375%

Magna intends to use the net proceeds from the offering of U.S. dollar senior notes to finance a portion of the cost of its proposed acquisition of the Veoneer Active Safety business (the “Veoneer Acquisition”) and to pay related fees and expenses, and for general corporate purposes, which may include the repayment of its existing indebtedness. However, the completion of this offering is not contingent upon the completion of the Veoneer Acquisition. In the event that (x) the Veoneer Acquisition is not consummated on or prior to December 19, 2023 or such later date as the parties to the agreement (the “Equity Purchase Agreement”) governing the Veoneer Acquisition may agree as the “End Date” thereunder (the “End Date”) or (y) the Equity Purchase Agreement is terminated, Magna will be required to redeem all of the notes then outstanding at a redemption price equal to 101% of the principal amount of the notes plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Magna intends to use the net proceeds from the Euro senior notes for general corporate purposes, which may include the repayment of its existing indebtedness.

The offering of U.S. dollar senior notes is expected to close on March 21, 2023 and the offering of Euro senior notes is expected to close on March 17, 2023, in each case, subject to customary closing conditions. The U.S. dollar senior notes and Euro senior notes will be offered pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”) and a short form base shelf prospectus and prospectus supplements filed with the Ontario Securities Commission.

BofA Securities, Inc., Citigroup Global Markets Inc., J.P. Morgan Securities LLC, BNP Paribas Securities Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc. and TD Securities (USA) LLC are acting as joint book-running managers for the offering of U.S. dollar senior notes and BNP Paribas, Citigroup Global Markets Limited, Merrill Lynch International and ING Bank N.V. are acting as joint book-running managers for the offering of Euro senior notes.

This release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The U.S. dollar senior notes and Euro senior notes are not being qualified for distribution in Canada but the U.S. dollar senior notes will be offered in Canada on a private placement basis to certain accredited investors as defined under Canadian securities laws.

The offering of each of these securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplements and the accompanying prospectus can be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov or from:

In the case of the offering of U.S. dollar senior notes:

BofA Securities, Inc. NC1-004-03-43 200 North College Street, 3rd Floor Charlotte, NC 28202 Attention: Prospectus Department Toll Free: +1 (800) 294-1322 dg.prospectus_requests@baml.com	Citigroup Global Markets Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free: +1 (800) 831-9146 prospectus@citi.com	J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, Attn: Prospectus Department, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone: 1-866-803-9204

BNP Paribas Securities Corp. 787 Seventh Avenue, 3rd Floor New York, NY 10019 Attention: Syndicate Desk Toll Free: 1-800-854-5674 DL.US.Syndicate.Support@us.bnpparibas.com	RBC Capital Markets, LLC Three World Financial Center 200 Vesey Street New York, NY 10281 Attn: Debt Capital Markets 1-866-375-6829 usdebtcapitalmarkets@rbccm.com	Scotia Capital (USA) Inc. 250 Vesey Street, 24th Floor New York, NY 10281 Toll Free: 1-800-372-3930

TD Securities (USA) LLC 31 West 52nd Street, 2nd Floor New York, NY 10019 Attention: Transaction Management Group Toll Free: +1 (855) 495- 9846 USTMG@tdsecurities.com

In the case of the offering of Euro senior notes:

BNP Paribas 10 Harewood Avenue London, NW1 6AA United Kingdom Attention: Fixed Income Syndicate Tel: +44 (0)20 7595 8222 Toll Free: +1 (800) 854-5674 Fax: +44 (0)20 7595 2555	Merrill Lynch International 222 Broadway New York, NY 10038 Attn: Prospectus Department dg.prospectus_requests@baml.com	Citigroup Global Markets Limited c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Toll Free +1 (800) 831-9146 prospectus@citi.com

ING Bank N.V. Foppingadreef 7 1102 BD Amsterdam The Netherlands Tel: +31 20 563 8035

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

OUR BUSINESS1

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of over 168,0002 employees and an organizational structure designed to innovate like a startup. With 65+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 88 product development, engineering and sales centres spanning 29 countries.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements"). Forward-looking statements in this press release include, but are not limited to, the expected closing date of the offering for the U.S. dollar senior notes and Euro senior notes, the intended use of the net proceeds from the offering of U.S. dollar senior notes and Euro senior notes, including the consummation of the Veoneer Acquisition and any redemption of the U.S. dollar senior notes and are subject to, and expressly qualified by, the cautionary disclaimers that are set out in Magna’s regulatory filings. Please refer to the prospectus supplement relating to the offering of the notes, as well as Magna’s most current Management’s Discussion and Analysis of Results of Operations and Financial Position, Annual Information Form and Annual Report on Form 40-F, as replaced or updated by any of Magna’s subsequent regulatory filings, which set out the cautionary disclaimers, including the risk factors that could cause actual events to differ materially from those indicated by such forward-looking statements.

EUROPEAN ECONOMIC AREA NOTICE

This announcement, insofar as it relates to the U.S. dollar senior notes, and the offering of the U.S. dollar senior notes are only addressed to and directed at persons in member states of the EEA who are “Qualified Investors” within the meaning of Article 2(e) of the Prospectus Regulation. The U.S. dollar senior notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors. This announcement, insofar as it relates to the U.S. dollar senior notes, should not be acted upon or relied upon in any member state of the EEA by persons who are not Qualified Investors.

The offering of the Euro senior notes will be made pursuant to an exemption under the Prospectus Regulation from the requirement to produce a prospectus for offers of securities.

The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

MiFID II professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MiFID II product governance) in relation to the Euro senior notes is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as neither the U.S. dollar senior notes nor the Euro senior notes are available to retail in EEA.

UK NOTICE

This release is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are persons falling within Article 47 of the Financial Promotion Order, (iv) are outside the United Kingdom, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement, insofar as it relates to the U.S. dollar senior notes, and the offering of the U.S. dollar senior notes are only addressed to and directed at persons in the United Kingdom who are “Qualified Investors” within the meaning of Article 2(e) of the UK Prospectus Regulation. The U.S. dollar senior notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with Qualified Investors. This announcement, insofar as it relates to the U.S. dollar senior notes, should not be acted upon or relied upon in the United Kingdom by persons who are not Qualified Investors.

The offering of the Euro senior notes will be made pursuant to an exemption under the Financial Services and Markets Act 2000 and UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities.

The expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

UK MiFIR professionals/ECPs-only / No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) in relation to the Euro senior notes is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as neither the U.S. dollar senior notes nor the Euro senior notes are available to retail in UK.

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1 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.
2 Number of employees includes approximately 158,000 employees at our wholly owned or controlled entities and over 10,000 employees at certain operations accounted for under the equity method.